UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2016
Commission File Number 001-37652

Midatech Pharma PLC
(Translation of registrant’s name into English)

65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the acquisition (the “Merger”) of Midatech Pharma US. Inc. (formerly known as DARA BioSciences, Inc. (“DARA”)) by Midatech Pharma PLC (“Midatech”), DARA, its board of directors, Midatech, Merlin Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Midatech formerly solely to facilitate the Merger (“Merger Sub”), and Duke Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Midatech formerly solely to facilitate the Merger  (“Secondary Merger Sub”), were named as defendants in purported class action lawsuits brought by alleged DARA stockholders challenging the proposed Merger.  Three stockholder actions were filed in the Court of Chancery of the State of Delaware (the “Court”), (Steve Schnipper v. David J. Drutz, et al., C.A. No. 11194-VCG, filed June 23, 2015; Matthew Quinn v. DARA BioSciences, Inc., et al., C.A. No. 11217-VCG, filed on June 26, 2015; and Eric Edwards v. David J. Drutz, et al., C.A. No. 11262-VCG, filed on July 8, 2015) and one stockholder action was filed in the Superior Court in Wake County, North Carolina (Jacob Presson v. DARA BioSciences, Inc., et al., C.A. 15-CV-009775, filed on July 27, 2015) (the “North Carolina Complaint”).  The stockholder actions sought class action certification and equitable relief, including judgments enjoining the defendants from consummating the Merger on the agreed-upon terms.

On August 11, 2015, Midatech filed a Registration Statement on Form F-4 (as amended on September 9, 2015, September 22, 2015, October 9, 2015 and October 19, 2015, the “F-4”) with the United States Securities and Exchange Commission (“SEC”).  On August 21, 2015, the plaintiff in the Schnipper action filed an amended complaint (the “Schnipper Amended Complaint”), in which he alleged, among other things, that the F-4 omitted or misstated certain material information in connection with the Merger. The defendants believed strongly that the claims made by the plaintiffs were without merit.

On September 15, 2015, the Court issued an order consolidating all of the Delaware actions into one matter, In re DARA BioSciences Stockholder Litigation, Cons. C.A. 11194-VCG  (the “Consolidated Delaware Action”), and designated the Schnipper Amended Complaint as the operative complaint.  On October 1, 2015, the Superior Court in Wake County, North Carolina entered an order staying the North Carolina Complaint at the request of the parties.

On October 22, 2015, DARA filed a Definitive Proxy on Schedule 14A (the “Definitive Proxy”) with the SEC that included disclosures that supplemented the initial F-4 filing (the “Supplemental Disclosures”).  DARA filed the Supplemental Disclosures, in part, to respond to comments received by the SEC.  While DARA maintains that the Supplemental Disclosures were neither necessary nor material, DARA believed that filing the Supplemental Disclosures was not likely to cause harm to DARA and would moot the claims asserted by the plaintiffs, eliminating the possibility that the plaintiffs’ pursuit of the class action claims would delay the closing of the Merger.  Following DARA’s filing of the Supplemental Disclosures, counsel for the plaintiffs thereafter advised that such Supplemental Disclosures did, in fact, moot plaintiffs’ claims.

As a result, on January 5, 2016, the Court entered a stipulated order dismissing the Consolidated Delaware Action with prejudice as to all named plaintiffs, and without prejudice as to any absent members of the putative class. Pursuant to the order, the Court retained jurisdiction of the Consolidated Delaware Action solely for the purpose of determining plaintiffs’ anticipated application for an award of attorneys’ fees and reimbursement of expenses.

On February, 3, 2016, plaintiffs’ counsel in the Consolidated Delaware Action filed their opening brief in support of their petition for a mootness award of attorneys’ fees and reimbursement of expenses. On March 4, 2016, counsel for the defendants filed their answering brief in opposition to plaintiffs’ petition.  The parties have discussed the payment of such fees and expenses and, in order to avoid the uncertainties and costs associated with a contested application for attorneys’ fees, DARA has agreed to pay plaintiffs’ counsel a fee in the amount of $100,000 (the “Negotiated Attorney Fee”).  Plaintiffs’ counsel has determined that the payment of the Negotiated Attorney Fee negates any need to petition the Court for a fee award.

This Form 6-K is being furnished to the SEC in satisfaction of the public disclosure requirements of Delaware law relating to the payment of the Negotiated Attorney Fee. Aside from the disclosure itself, nothing under this Form 6-K shall be deemed to be an admission of the legal necessity or materiality under any federal, state or other applicable laws with respect to the Negotiated Attorney Fee set forth herein.

For any questions regarding the litigation described above, contact:

Attorneys for Plaintiffs:
Joshua M. Lifshitz
LIFSHITZ & MILLER
821 Franklin Ave.
Suite 209
Garden City, New York 11530
(516) 493-9780

Attorneys for the Company:
Adam K. Schulman
ABRAMS & BAYLISS LLP
20 Montchanin Road, Suite 200
Wilmington, DE  19807
(302) 778-1000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: May 17, 2016	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry
Chief Financial Officer